EXHIBIT 99.2

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

			(Unaudited)
			June 30	December 31
			2008	2007
		A S S E T S
CURRENT
Cash and cash equivalents			$10,119,274	$10,961,412
Short-term investments			6,617,731	5,461,581
Accounts receivable			34,549	26,351
Prepaid expenses			56,268	23,446
Notes receivable			59,935	832,459

			16,887,757	17,305,249

INVESTMENTS	(see Note)		321,718	378,746

NOTES RECEIVABLE			437,578	457,513

			$17,647,053	$18,141,508

		L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities			$124,738	$693,078
Income taxes payable			853,917	849,469

			978,655	1,542,547

DEFERRED GAIN			420,953	420,953

			1,399,608	1,963,500

		S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK			2,830,765	2,833,307

CONTRIBUTED SURPLUS			59,411	59,411

RETAINED EARNINGS			13,357,269	13,285,290

			16,247,445	16,178,008

			$17,647,053	$18,141,508

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		(Unaudited)

	Six Months ended June 30		Three Months ended June 30
	2008	2007	2008	2007

Balance, beginning of period as previously stated	$13,285,290	$9,839,400	$13,398,567	$10,598,749

Unrealized gain on marketable securities, net of tax	-	237,135	-	-

Balance, beginning of period as restated	13,285,290	10,076,535	13,398,567	10,598,749

Excess of cost of shares purchased for cancellation over stated value	(4,963)	-	(877)	-

	13,280,327	10,076,535	13,397,690	10,598,749

Net earnings (loss) for the period	76,942	68,602	(40,421)	(453,612)

Balance, end of period	$13,357,269	$10,145,137	$13,357,269	$10,145,137

CONSOLIDATED STATEMENT OF
ACCUMULATED OTHER COMPREHENSIVE LOSS

		(Unaudited)
	Six Months ended June 30,		Three Months ended June 30
	2008	2007	2008	2007

Balance, beginning of period as previously stated	$-	$-	$-	$-

Share of accumulated unrealized exchange loss
of significantly influenced company	-	(757,088)	-	(894,943)

Balance, beginning of period as restated	-	(757,088)	-	(894,943)

Share of unrealized exchange loss
of significantly influenced company for the period	-	(193,067)	-	(55,212)

Balance, end of period	$-	$(950,155)	$-	$(950,155)

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE INCOME

		(Unaudited)
	Six Months ended June 30		Three Months ended June 30
	2008	2007	2008	2007

REVENUE
Interest income	$183,478	$87,055	$70,231	$41,006
Investment income (loss)	(69,476)	560,295	109,814	197,683
	114,002	647,350	180,045	238,689

EXPENSES
Administrative and general	296,300	266,145	171,339	136,322
(Gain) loss on foreign exchange	(257,973)	239,903	50,503	221,248
	38,327	506,048	221,842	357,570

EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	75,675	141,302	(41,797)	(118,881)

Equity earnings (loss) of significantly influenced companies	2,864	(341,343)	1,376	(188,985)
Gain on dilution of investment in significantly influenced company	-	67,881	-	67,881
	2,864	(273,462)	1,376	(121,104)

EARNINGS (LOSS) BEFORE INCOME TAXES	78,539	(132,160)	(40,421)	(239,985)

Income taxes (recovered)	1,597	(29,064)	-	(42,651)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	76,942	(103,096)	(40,421)	(197,334)

Loss from discontinued operations	-	(475,255)	-	(272,033)
Share of earnings from discontinued operations
of significantly influenced company	-	646,953	-	15,755
	-	171,698	-	(256,278)

NET EARNINGS (LOSS) FOR THE PERIOD	76,942	68,602	(40,421)	(453,612)

Other comprehensive loss, net of taxes:

Share of unrealized exchange loss
of significantly influenced company for the period	-	(193,067)	-	(55,212)

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$76,942	$(124,465)	$(40,421)	$(508,824)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
Basic and diluted	$0.02	$(0.02)	$(0.01)	$(0.04)

Earnings (loss) per share from discontinued operations
Basic and diluted	$0.00	$0.03	$0.00	$(0.05)

Earnings (loss) per share
Basic and diluted	$0.02	$0.01	$(0.01)	$(0.09)

Weighted average number of common shares
Basic and diluted	5,079,041	5,081,207	5,077,137	5,081,207

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

		(Unaudited)

	Six Months ended June 30		Three Months ended June 30
	2008	2007	2008	2007
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$76,942	$(103,096)	$(40,421)	$(197,334)
Unrealized (gain) loss on marketable securities	(38,762)	(346,419)	(43,475)	(15,110)
Unrealized (gain) loss on foreign exchange	(246,315)	245,275	56,928	225,848
Equity (gain) loss of significantly influenced companies	(2,864)	341,343	(1,376)	188,985
Gain on dilution of investment in significantly influenced company	-	(67,881)	-	(67,881)
Future income taxes	-	(28,773)	-	(42,651)
	(210,999)	40,449	(28,344)	91,857
Change in non-cash components of working capital
(Increase) decrease in accounts receivable	(8,198)	(1,602)	(9,263)	923
(Increase) decrease in prepaid expenses	(32,822)	(44,926)	14,337	22,472
Decrease in accounts payable and accrued liabilities	(568,344)	(19,053)	(316,026)	(4,905)
Increase (decrease) in income taxes payable	4,448	(3,591)	2,208	(591)
	(815,915)	(28,723)	(337,088)	109,756
Funds provided by discontinued operations	-	8,012	-	-
	(815,915)	(20,711)	(337,088)	109,756

FINANCING ACTIVITIES
Purchase of common shares for cancellation	(7,505)	-	(1,301)	-

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(1,117,383)	818,949	21	(165,914)
Decrease (increase) in notes receivable	792,459	-	(20,000)	-
Decrease in note receivable from formerly consolidated subsidiary	-	250,000	-	-
Proceeds on redemtpion of shares in significantly influenced company	59,891		59,891	-
	(265,033)	1,068,949	39,912	(165,914)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)
ON CASH BALANCES	246,315	(245,275)	(56,928)	(225,848)

CHANGE IN CASH POSITION	(842,138)	802,963	(355,405)	(282,006)

Cash and cash equivalents, beginning of period	10,961,412	3,573,402	11,154,102	4,658,371

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,119,274	$4,376,365	$10,798,697	$4,376,365

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$104,426	$52,952
Money market instruments	10,014,848	4,323,413

Total cash and cash equivalents	$10,119,274	$4,376,365

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:

Income taxes paid	$35,500	$14,233	$25,000	$-

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2007.

Effective January 1, 2008, the Company adopted three new accounting standards.  Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Handbook Section 1535, Capital Disclosures, establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  The implementation of these new accounting standards did not have any impact on the Company’s results of operations or financial position.  The resulting disclosures from the implementation of these accounting standards are presented below:

Financial Instruments – Risks and Risk Management

The Company’s financial instruments primarily consist of cash and cash equivalents, short-term investments, notes receivable, and accounts payable and accrued liabilities.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Credit Risk

Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Liquidity Risk

Short-term investments invested with professional hedge fund managers represent 86.1% of the short-term investment portfolio and can be withdrawn in any given month and therefore liquidity risk is considered minimal.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at June 30, 2008 includes US$8,751,477 (December 31, 2007 – US$8,773,972).  Significant currency gains (losses) are reflected as a separate component of expenses.  The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage currency exposures.  Gains and losses on these financial instruments are recognized in the same period when incurred.  At June 30, 2008, the Company had no outstanding foreign exchange commitments.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has not used derivative financial instruments to alter its exposure to interest risk.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

Capital Management

The Company’s primary objectives when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity.  The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

Recent Accounting Pronouncements

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 will not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have any impact on the Company’s results of operations, financial position and disclosures.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Investments as at June 30, 2008 and December 31, 2007 consist of the following:

	June 30, 2008	December 31, 2007

Investment in significantly influenced company – at equity (1.4%)	$321,718	$378,746

Discontinued Operations

In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive Designs Furniture Inc. (“Distinctive).  Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the six-month period ended June 30, 2007 have been classified by the Company as discontinued operations.

The unaudited interim consolidated financial statements for the six-month period ended June 30, 2007 included the Company’s share of Polyair’s continuing and discontinued operations.  On December 31, 2007, the Company completed the sale of all of its shareholdings in Polyair.